Exhibit 99.14

PRESS RELEASE

France: TotalEnergies Ranks First in Latest National Tender for
Rooftop Solar Projects

Paris, March 25, 2024 – TotalEnergies strengthens its position as the market leader in rooftop solar installations in France by ranking first in the latest call for tenders issued by the French Energy Regulatory Commission (CRE), winning more than 80 MWp or 22% of the capacity awarded.

This new success strengthens TotalEnergies’ position as one of the major developers in France for solar installations on rooftops with a capacity exceeding 500 KWp.   This includes installations such as building rooftops, greenhouses, warehouses, canopies and agrivoltaic shades.

By  solarizing its B2B customers’ sites, TotalEnergies supports the energy transition of businesses across various sectors. TotalEnergies sells renewable electricity to its customers, which is generated on their own sites, allowing them to significantly reduce their electricity bills while reducing their carbon footprint.

“We are very proud of this performance which attests to our expertise in rooftop photovoltaics, a fast-growing market,” said Marin de Montbel, Managing Director, TotalEnergies Renewables France. “All these new projects confirm our status as a key partner to companies engaged in the energy transition and the decarbonization of their operations in France.”

***

About TotalEnergies Renewables France

A major player in renewable electricity production, TotalEnergies operates in mainland France and overseas territories across three sectors: wind, photovoltaic, and hydroelectric. In 2023, TotalEnergies increased its investments in renewables by over 20%, with nearly €400 million directly invested in France. TotalEnergies is accelerating its efforts in renewables in the country, where it already operates more than 620 wind, solar, and hydropower plants, as well as battery storage.

TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).